WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Consolidated Balance Sheet

December 31, 2017

(In thousands)

Assets

Cash and cash equivalents	$	117,712
Cash and cash equivalents – restricted		28,156
Investment securities		111,790
Receivables:		
Funds and separate accounts		18,069
Customers and other		96,082
Due from affiliates		17,731
Prepaid expenses and other current assets		21,435
Income taxes receivable		5,653
Total current assets		416,628
Property and equipment, net		83,486
Deferred income taxes		13,350
Goodwill and identifiable intangible asset		35,095
Other non-current assets		14,803
Total assets	$	563,362

Liabilities and Stockholder's Equity

Accounts payable	$	15,199
Payable to investment companies for securities		43,422
Payable to third party brokers		7,030
Payable to customers		66,830
Accrued compensation		35,708
Due to affiliates		2,903
Other current liabilities		13,620
Total current liabilities		184,712
Accrued pension and postretirement costs		13,613
Other non-current liabilities		19,718
Total liabilities		218,043
Commitments and contingencies		
Redeemable noncontrolling interests		2,626
Stockholder's equity:		
Common stock, $1.00 par value: 1,000 shares authorized, issued and outstanding		1
Additional paid-in capital		247,237
Retained earnings		95,076
Accumulated other comprehensive loss		379
Total stockholder's equity		342,693
Total liabilities, redeemable noncontrolling interests and stockholder's equity	$	563,362

See accompanying notes to consolidated financial statements.